SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	Press release entitled, “ORIX Announces Capital Tie-Up Agreement with JCB” made public on Thursday, July 13, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 14, 2006	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

July 13, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

ORIX Announces Capital Tie-Up Agreement with JCB

TOKYO, Japan – July 13, 2006 – ORIX Corporation (ORIX; TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it has reached an agreement with JCB Co., Ltd. (JCB), to make a capital tie-up and exchange employees with the aim of promoting cooperation between both companies.

ORIX plans to purchase about 5% of the outstanding shares of JCB from existing shareholders in the near future making it the fifth largest shareholder (and largest non-bank shareholder of JCB). In addition, ORIX also plans to send general manager level staff to JCB in August 2006 to promote employee exchange.

In August 2005, ORIX and JCB concluded a comprehensive business tie-up with the aim of expanding and strengthening business and improving customer services and up until now we have promoted business tie-ups and examined the possibilities for further tie-ups in each business field. As a result, we have come to the conclusion that there are more possibilities for business cooperation than was first expected. ORIX and JCB are looking to further deepen our relationship through this agreement and we will look to create a new business model and develop services that mutually leverage each of our strengths.

–Business Areas to be Strengthened in the Future–

1. Cooperation in the Settlement Service for B-to-B

•	Provision of settlement services that combines the strength of ORIX’s large-lot settlement services with JCB’s small-lot settlement services as well as the strengthening of the associated cooperative marketing system.

2. Issuance of Affiliated Credit Cards

Corporate Customers

•	Issuance of “ORIX JCB Credit Card (tentative name)” Corporate Purpose Credit Card.

✓	To meet the various settlement needs of corporate customers such as corporate funding and payments for business trips and travel expenses, areas where the utilization needs are the highest for SMEs.

✓	Provision of unique services that utilize the vehicle management know-how and network of ORIX Auto Corporation and convenience of settling lease payments for automobile leasing.

✓	In the future, provision of supplementary services specific to corporate needs to be jointly developed by ORIX with JCB for our respective customers.

Retail Customers

•	Issuance of credit cards that can be used to pay maintenance fees and parking charges and that have special services for inhabitants of condominiums built by ORIX Real Estate Corporation.

•	In the future, provision of credit cards with highly convenient services with functions that allow for the usage of vehicles from CEV Sharing Corporation (http://www.cev-sharing.com/) and JCB’s QuicPay system that can be used for payments at surrounding affiliated stores.

3. Joint Business Promotion Overseas

•	Joint business promotion of credit card operations overseas (mainly Asia and the Middle East) making full use of the ORIX Group’s overseas network that includes 22 countries and regions outside of Japan.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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